SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  Commission File Number 0-23001

                           NOTIFICATION OF LATE FILING

      (Check One):    [   ] Form 10-K    [   ] Form 11-K    [   ] Form 20-F
                      [ X ] Form 10-Q    [   ] Form N-SAR

   For Period Ended:    APRIL 30, 2000
                     -----------------------------------------------------------

[   ] Transition Report on Form 10-K    [  ]   Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F    [  ]   Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

   For the Transition Period Ended:
                                   ---------------------------------------------

      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:
                                                   -----------------------------

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                                    PART I
                             REGISTRANT INFORMATION

Full name of registrant     SIGNATURE EYEWEAR, INC.
                        --------------------------------------------------------

Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

      498 NORTH OAK STREET
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City, State and Zip Code    INGLEWOOD, CALIFORNIA 90302
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                                     PART II
                             RULE 12B-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX]      (b)  The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Signature Eyewear, Inc. installed new computer hardware and computer software, including accounting and financial reporting software in its 199 fiscal fourth quarter. Due to technical difficulties with the software, Signature Eyewear is unable, without unreasonable effort and expense, to file timely its Quarterly Report on Form 10-Q for the quarter ended April 30, 2000, as it has been unable to compile and reconcile the financial information necessary to complete its unaudited financial statements for the period.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

             MICHAEL PRINCE            310                330-2700
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                (Name)              (Area Code)      (Telephone number)

      (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [  ] Yes    [XX] No

      The registrant did not file on a timely basis its Form 10-K for the fiscal year ended October 31, 1999.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [XX] Yes    [  ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                            SIGNATURE EYEWEAR, INC.
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   JUNE 14, 2000                    By     /S/ MICHAEL PRINCE
     ----------------------------          --------------------------------
                                        Name: Michael Prince
                                        Title:  Chief Financial Officer


                                 EXPLANATION OF
                                    ITEM 3 OF
                                     PART IV

     Signature Eyewear, Inc. will report a material net loss of approximately $2,469,000 in its 2000 second quarter as compared to net income of approximately $756,000 for the same period in 1999. The material net loss in the 2000 second quarter is primarily attributable to significantly higher selling and general and administrative costs that were incurred in anticipation of a higher than achieved level of net sales. The increase in these costs resulted from Signature's change in the manner in which its sells it products. In the 1999 second quarter, Signature sold its products primarily through distributors, and in the 2000 second quarter, Signature sold its products primarily through its internal direct sales force.


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